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April 29, 2022

VIA EDGAR TRANSMISSION

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Mr. Tony Watson

Re:	FTAI Infrastructure LLC Draft Registration Statement on Form 10 Submitted March 22, 2022 (CIK No. 0001899883)

Dear Mr. Watson,

On behalf of our client, Fortress Transportation and Infrastructure Investors LLC (“Our Client” or “FTAI”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 30, 2022 (the “Comment Letter”) with respect to the above-referenced Amendment No. 2. to Draft Registration Statement on Form 10 confidentially submitted by FTAI Infrastructure LLC (a subsidiary of Our Client, the “Company” or “FTAI Infrastructure”), to the Commission on March 22, 2022 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, the Registration Statement on Form 10 (“Registration Statement”) in response to the Staff’s comments and to reflect certain other changes.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Registration Statement.

* * * * *

Mr. Watson
Securities and Exchange Commission
April 28, 2022

Draft Registration Statement on Form 10 submitted March 22, 2022
General

1.
Please describe the impact of Russia’s invasion of Ukraine on your business, particularly in the energy sector. In addition to the general impact, please also consider the impact supply chain issues may have, any impact from sanctions and export controls, and whether you will need to evaluate any aspects of your business activities. If the impact is not material, please explain why.

Response: The Company respectfully advises the Staff that, to date, Russia’s invasion of Ukraine has not had a material impact on its business or operations, including its businesses in the energy sector.  The Company’s business, operations and assets are all primarily in North America.  The Company does not have any business, operations or assets in Russia, Belarus or Ukraine, or any material exposure to the Russian oil markets.  The Company is also not aware of any material impact, to date, from the conflict on our material customers or suppliers .  Furthermore, the Company has not experienced any material impact on its business or operations from the resulting sanctions and export controls imposed by the United States, European Union, United Kingdom, Switzerland and other countries on Russia and Belarus.  Finally, the Company has not experienced any material supply chain issues related to the conflict to date, including in connection with its ongoing construction projects.  Although the Company will continue to monitor the impact of Russia’s invasion of Ukraine on its business, it does not currently expect to need to evaluate any aspects of its business activities as a result thereof.

Mr. Watson
Securities and Exchange Commission
April 28, 2022

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience.  If you have any questions regarding this filing, please contact Michael Schwartz at (212) 735-3694.

Sincerely,

/s/ Michael J. Schwartz
Michael J. Schwartz
Skadden, Arps, Slate, Meagher & Flom LLP